

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

Gregory Bennett
Chief Executive Officer
Smith Douglas Homes Corp.
110 Village Trail, Suite 215
Woodstock, GA 30188

> **Re: Smith Douglas Homes Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 16, 2023**
> **File No. 333-274379**

Dear Gregory Bennett:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1/A filed October 16, 2023

Cover Page

1. We note your revised disclosure on page 89 regarding your net income CAGR of 36% over the last seven years. Please revise the image on the inside cover page which still reflects 49% as your net income CAGR based on the last five years or advise.

MD&A
Liquidity and Capital Resources, page 104

2. Please disclose the material terms in the Amended Credit Facility, including the material financial covenants.

Certain Relationships and Related Person Transactions, page 172

3.   Under Tax Receivable Agreement, please disclose the names of the related persons who will receive payments under the TRA. Also, we note your disclosure you may elect to terminate the TRA early by making immediate cash payments equal to the present value of the anticipated future tax benefits and that this could result in payments made significantly in advance of the actual realization, if any, of such future tax benefits. Please quantify these potential early payments to each related person and disclose how such payments would be funded. See Item 404(a) of Regulation S-K.

      Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin J. Cohen, Esq.